Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 15, 2015

Relating to Preliminary Prospectus dated October 5, 2015

Registration No. 333-206940

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated October 5, 2015 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-206940) relating to these securities. The most recent amendment to such Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1395848/000119312515344148/d895458ds1a.htm

References to “Adesto,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus. The following information supplements and updates the information contained in the Preliminary Prospectus to the extent that such information is inconsistent therewith, or was prepared based on assumptions that are inconsistent with the information below.

Expected initial public offering price per share:	$7.00 per share

Common stock offered by us:	6,000,000 shares

Common stock to be outstanding after this offering:	15,814,406 shares

Over-allotment option of common stock offered by us:	900,0000 shares

Use of Proceeds:	We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $36.6 million (or approximately $42.4 million if the underwriters’ over-allotment option to purchase additional shares in this offering is exercised in full), based on an assumed initial public offering price of $7.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Pro forma as adjusted consolidated balance sheets data:
Based upon an assumed initial public offering price of $7.00 per share, as of June 30, 2015, after giving effect to (i) the sale of 6,000,000 shares of common stock in this offering, (ii) the issuance of 135,526 shares of common stock that we expect to issue upon the net exercise of warrants that would expire if not exercised prior to the completion of this offering, based on the assumed initial public offering price of $7.00 per share, (iii) the conversion of all outstanding shares of our convertible preferred stock into 9,114,739 shares of our common stock immediately upon the closing of this offering and (iv) the resulting reclassification of the preferred stock warrant liability to stockholders’ equity, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $43.0 million, total assets would have been approximately $68.6 million and total stockholders’ equity would have been approximately $41.6 million.

A $1.00 increase or decrease in the assumed initial public offering price of $7.00 per share would increase or decrease our pro forma as adjusted cash and cash equivalents, total assets and total stockholders’ equity by $5.6 million, assuming that the number of shares offered by us, as set forth above remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Pro forma as adjusted capitalization:	Based upon the expected initial public offering price of $7.00 per share, as of June 30, 2015, after giving effect to the same events described in “Pro forma as adjusted consolidated balance sheets data” above, on a pro forma as adjusted basis, additional paid-in capital would have been approximately $120.0 million, total stockholders’ equity would have been approximately $41.6 million and total capitalization would have been approximately $55.7 million.

Dilution:	After giving effect to (i) the sale by us of 6,000,000 shares of common stock in this offering at an assumed initial public offering price of $7.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the issuance of 135,526 shares of common stock that we expect to issue upon the net exercise of warrants that would expire if not exercised prior to the completion of this offering, based upon the assumed initial public offering price of $7.00 per share, our pro forma as adjusted net tangible book value/(deficit) as of June 30, 2015 would have been approximately $31.4 million, or approximately $1.98 per share. This amount represents an immediate increase in pro forma net tangible book value/(deficit) of $2.52 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value/(deficit) of approximately $5.02 per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price.

Based upon the assumed initial public offering price of $7.00 per share, new investors purchasing shares of our common stock in this offering will have contributed approximately 34.0% of the total consideration paid by all purchasers of our stock and will own approximately 37.9% of our common stock outstanding after this offering.

Number of shares held by affiliates and subject to the volume and other restrictions of Rule 144 after the offering:	3,734,136 shares (based on shares held as of June 30, 2015)

Warrants outstanding following the closing of this offering, after giving effect to the exercise of warrants that would expire if not exercised prior to the completion of this offering:	Warrants to purchase 411,499 shares of common stock at a weighted average exercise price of $7.59 per share.

The issuer has filed a registration statement including a prospectus with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Needham & Company, LLC Attention: Syndicate Prospectus Department, 445 Park Avenue, 4th Floor, New York, New York 10022, or by telephone at 1-800-903-4696, or by email at prospectus@needhamco.com; or Oppenheimer & Co. Inc. Attention: Syndicate Prospectus Department, 85 Broad Street, 26th Floor, New York, NY 10004, or by telephone at (212) 667-8563, or by email at EquityProspectus@opco.com.